Mail Stop 3561

August 21, 2007

David J. Meyer
Chairman and Chief Executive Officer
Titan Machinery Inc.
4876 Rocking Horse Circle
Fargo, ND 58104-6049

      Re: **Titan Machinery Inc.**
              Registration Statement on Form S-1
              Filed August 17, 2007
              File No. 333-145526

Dear Mr. Meyer:

      This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

      Sincerely,

      H. Christopher Owings
      Assistant Director

cc via facsimile (612) 492-7077
Robert K. Ranum, Esq.
Fredrikson & Byron, P.A.